EXHIBIT 21.0

SUBSIDIARIES

	Percentage	Jurisdiction or
Registrant	Ownership	State of Incorporation

First Savings Financial Group, Inc.		Indiana

Subsidiaries

First Savings Bank, F.S.B.	100%	United States

Southern Indiana Financial Corporation (1)	100%	Indiana

FFCC, Inc. (1)	100%	Indiana

First Savings Investments, Inc. (1)	100%	Nevada
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(1)           Wholly owned subsidiary of First Savings Bank, F.S.B.